									Exhibit 12

SOUTH JERSEY INDUSTRIES, INC. Calculation of Ratio of Earnings from Continuing Operations to Fixed Charges (Before Income Taxes) (IN THOUSANDS)
	Fiscal Year Ended December 31,

	2015		2014		2013		2012		2011

Net Income*	$105,610		$97,628		$82,389		$92,776		$89,859

Income Taxes	1,360		4,449		(19,014)		11,479		22,502

Fixed Charges**	36,541		34,196		27,509		24,344		25,298

Capitalized Interest	(4,919)		(4,636)		(8,684)		(5,358)		(1,220)

Total Available	$138,592		$131,637		$82,200		$123,241		$136,439

Total Available	3.8	x	3.8	x	3.0	x	5.1	x	5.4	x
Fixed Charges

* Income from Continuing Operations.

** Includes interest charges and capitalized interest.